UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2024

Commission File Number: 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ZENVIA Repositioned and ready to grow Earnings Presentation 4Q-2023

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Opening Remarks Cassio Bobsin Founder & CEO

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Funding Gap Addressed, Full Confidence in the New Growth Phase Type Extension of short-term debt with banks Renegotiation of Movidesk’s earnout Renegotiation of D1's earnout Amount BRL 100 MM BRL 207 MM BRL 20 MM Negotiation Payment terms extended to 36 months, including a 6- month grace period and 30 monthly payments Payment terms extended to 60 months, with Zenvia's option to convert ˜BRL100 MM of total debt into equity, subject to certain conversion periods agreed between the parties Payment terms extended to 36 months, with a 6- month grace period and 30 monthly payments New final maturity December 2026 December 2028 December 2026 Issuance of 8,860,535 Class A common shares (BRL50 million) -BRL120MM Reduction in financial liabilities in 2024 2.8 years New average debt term from current 1.6 (including earnouts and bank loans)

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Key Financial Highlights Shay Chor CF

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Balanced and profitable revenue mix with margin increase in 2023 paving the way for future growth Net Revenues [1] (BRL MM) Non-GAAP Adjusted Gross Profit (BRL MM) Non-GAAP Adjusted Gross Margin (%) Strong Q4 2023 (+24% YoY) growth coupled with rollout of Zenvia Customer Cloud FY 2022 FY 2023 FY 2024 Guidance FY 2022 FY 2023 FY 2022 FY 2023 FY 2024 Guidance 757 808 930-970 333 383 44.0 47.4 42-45 EBITDA 2023 [2] BRL 76.1 MM EBITDA 2024 [2] BRL 120-140 MM Record EBITDA with +60% YoY growth driven by gross profit expansion coupled with strict cost control [1] FY 2022 includes eight months of Movidesk. [2] Figure is Normalized EBITDA, which excludes non-cash impacts from earn-outs adjustments. Please refer to our Earnings Release for EBITDA reconciliation 5

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 14, 2024

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer